NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP
39 BRIGHTON AVENUE, ALLSTON, MA  02134
617-783-0039

October 26, 2006

Mr. Steven Jacobs, Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Dear Mr. Jacobs:

Pursuant to your letter dated August 31, 2006, to Mr. Ronald Brown, President of New England Realty Associates Limited Partnership (“The Company”) Form 10-K for Fiscal Year Ended December 31, 2005, File no. 000-26393, please accept this request for an extension to respond until a date no later than November 22, 2006.

Request for Extension of Time to Respond

We hereby request an extension of time to respond to your letter of August 31, 2006 until a date no later than November 22, 2006.  This will allow for the timely filing of our September 2006 Form 10Q as well as to more adequately address your letter.

Thank you for this consideration.

Per your request, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP

BY:  Ronald Brown
President of NewReal, Inc., Its General Partner

cc  Ms. Kelly McCusker, Staff Accountant